Avino Silver & Gold Mines Ltd.

Financial Statements

January 31, 2003, 2002 and 2001

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the balance sheets of Avino Silver & Gold Mines Ltd. as at January 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years ended January 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended January 31, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada May 2, 2003	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 2, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada May 2, 2003	Chartered Accountants

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
As at January 31, 2003 and 2002

	2003		2002
	$		$
ASSETS
Current
Cash		20,104		1,317
Accounts receivable and prepaid expenses		3,040		8,242
Due from related parties (Note 10(d))		160,316		164,981

		183,460		174,540
Mineral properties interests (Notes 1, 3)		204,001		1,600,000
Investment in Mexican affiliate (Note 4)		1		1
Investments in related companies (Note 5)		427,084		427,084
Other assets (Note 6)		—		37,843

		814,546		2,239,468

LIABILITIES
Current
Accounts payable and accrued liabilities		15,927		71,618
Due to related parties (Note 10(e))		364,143		331,812

		380,070		403,430
Debentures payable (Note 7)		—		1,629,171

		380,070		2,032,601

SHAREHOLDERS’ EQUITY
Share capital (Note 8(a))		13,346,387		12,931,787
Contributed surplus (Note 8(b))		184,967		184,967
Deficit		(12,995,009)		(12,808,018)

		536,345		308,736
Deduct: 14,180 shares held for future disposition — at cost		(101,869)		(101,869)

		434,476		206,867

		814,546		2,239,468

Nature and continuance of operations (Note 1)

Approved by the Board of Directors:

“Louis Wolfin” Director “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Statements of Operations and Deficit
Years ended January 31, 2003, 2002 and 2001

	2003		2002		2001
	$		$		$
Revenues
Interest and other		197		1,195		643

Expenses
Accounting and audit		12,150		15,160		15,752
Amortization of deferred financing charges		—		—		41,139
Debenture interest		—		105,294		101,636
Foreign exchange loss		—		120,268		44,783
General mineral exploration costs		4,853		—		—
Legal		2,108		8,161		9,840
Management fees		30,000		30,000		30,000
Office and miscellaneous		40,904		35,539		30,977
Regulatory and compliance fees		16,712		13,327		11,516
Salaries and benefits		7,970		13,999		29,326
Shareholder and investor relations		4,954		18,680		22,811
Stock-based compensation		22,600		—		—
Travel and entertainment		4,840		4,182		3,998

		147,091		364,610		341,778

Loss before the following:		(146,894)		(363,415)		(341,135)
Equity in loss of Mexican affiliate		—		(1,259,438)		(770,296)
Loss on sale of joint venture interest (Note 3(c)(i))		(40,097)		—		—
Write-down of mineral property interest		—		(1,664,905)		—
Write-down of investments		—		(2,824)		(7,060)

LOSS FOR THE YEAR		(186,991)		(3,290,582)		(1,118,491)
DEFICIT, beginning of year		(12,808,018)		(9,517,436)		(8,398,945)

DEFICIT, end of year		(12,995,009)		(12,808,018)		(9,517,436)

BASIC LOSS PER SHARE		(0.03)		(0.68)		(0.24)

WEIGHTED AVERAGE NUMBER OF SHARES		5,625,498		4,872,966		4,577,686

AVINO SILVER & GOLD MINES LTD.
Statements of Cash Flows
Years ended January 31, 2003, 2002 and 2001

	2003		2002		2001
	$		$		$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the year		(186,991)		(3,290,582)		(1,118,491)

Items not affecting cash:
Amortization of deferred financing charges		—		—		41,139
Stock-based compensation		22,600		—		—
Equity in loss of affiliate		—		1,259,438		770,296
Loss on sale of joint venture interest		346		—		—
Foreign exchange loss on debentures		—		115,943		44,661
Write-down of mineral property interest		—		1,664,905		—
Write-down of investment		—		2,824		7,060

		(164,045)		(247,472)		(255,335)
Net change in non-cash working capital items
(Note 12)		(13,310)		258,700		282,674

		(177,355)		11,228		27,339

FINANCING ACTIVITIES
Debenture interest deferred		—		133,127		—
Shares issued for cash		195,000		—		—

		195,000		133,127		—

INVESTING ACTIVITIES
Mineral properties acquisitions		(4,000)		—		—
Mineral property expenditures		—		(28,067)		(26,672)
Advances from (to) Bralorne-Pioneer Gold Mines Ltd.		5,142		(129,922)		—
Other assets liquidated		—		8,684		—

		46,985		(149,305)		(26,672)

Increase (decrease) in cash		18,787		(4,950)		667
CASH, beginning of year		1,317		6,267		5,600

CASH, end of year		20,104		1,317		6,267

SUPPLEMENTARY DISCLOSURE OF NON- CASH FINANCING AND INVESTING ACTIVITIES
Marketable securities acquired in settlement
of related party receivable		—		—		397,848
Mineral properties interests acquired by issuance of share capital		200,000		—		—
Share capital issued in settlement of liabilities		—		336,588		—

SUPPLEMENTARY DISCLOSURE OF
STATEMENTS OF CASH FLOWS INFORMATION
Interest expense		—		105,294		101,636
Taxes		—		—		—

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

1 NATURE AND CONTINUANCE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada and in Mexico. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral property interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the sale of all or an interest in its mineral claims.

The Company has a working capital deficiency of $193,610 at January 31, 2003. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares to maintain operations. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences between Canadian and United States of America generally accepted accounting principles are disclosed in Note 14. All amounts shown in these financial statements are in Canadian dollars unless otherwise stated.

Joint venture

Avino held a joint venture interest with Bralorne-Pioneer Gold Mines Ltd. (“Bralorne-Pioneer”), a public company with common directors, until June 20, 2002, when it transferred its joint venture interest to Bralorne-Pioneer. The Company has accounted for its interest in the joint venture by the proportionate consolidation method. Accordingly, the balance sheet as at January 31, 2002 includes the Company’s proportionate share of the assets and liabilities of the joint venture; and the statements of operations and cash flows for the years ended January 31, 2003, 2002 and 2001 include the Company’s proportionate share of the expenses and cash flows of the joint venture to the date of disposition. The balance sheet as at January 31, 2003 does not include any of the assets or liabilities of the joint venture.

Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence are accounted for by the equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. In those instances where the Company’s share in the investee’s net losses exceeds the carrying amount of the Company’s investment, the Company continues recording its share of the investee’s losses, unless it has determined that it has no further obligations or commitments towards the investee.

Investments in the shares of other companies are accounted for at cost. Investments are written down when there is a decline in value that is considered other than temporary.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The foreign currency balances of the Company are translated into Canadian dollars using the temporal method as follows:

Monetary assets and liabilities are translated at the year-end exchange rate.

Non-monetary assets are translated at the rate of exchange in effect at their acquisition, unless such assets are carried at market or nominal value, in which case they are translated at the year-end exchange rate.

Revenue and expense items are translated at the average exchange rate for the year.

Foreign exchange gains and losses are included in operations.

Mineral properties interests

Avino capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Deferred financing costs

The costs associated with the issue of debentures payable were amortized to operations on a straight line basis over the period to maturity on issue.

Convertible debentures

Upon issuance, the convertible debentures were classified into equity and financial liability components at their present value. The financial liability was accreted by way of a charge to earnings over the conversion term of the debt.

Financial instruments

The Company’s financial instruments include cash, accounts receivable, amounts due from related parties, amounts due from Bralorne-Pioneer Gold Mines Ltd, accounts payable and accrued liabilities, and amounts due to related parties. The carrying values of these financial instruments approximate their fair values.

The Company is not exposed to significant interest, credit or currency risk arising from these financial instruments.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share on the potential exercise of options is not presented where anti-dilutive.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in operations in the period in which they become known.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book values of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

Stock based compensation

In accordance with the new CICA Handbook Section 3870 (“Section 3870”) Stock-Based Compensation and other Stock-Based Payments Avino recognizes compensation expense for the estimated fair value of stock options granted to non-employees after January 1, 2002. Further, as permitted in Section 3870, Avino has adopted the disclosure-only method of reporting for stock options granted to employees. Prior to the enactment of Section 3870, no compensation expense was recognized when stock options were granted.

3 MINERAL PROPERTIES INTERESTS

	2003		2002
	$		$

Eagle property (Note 3 (a)):
Acquisition cost		100,000		—

Aumax property (Note 3 (b)):
Acquisition cost		104,000		—

Bralorne property (Note 3 (c)):
(i) Joint venture property (50% owned):
Acquisition cost		—		1,273,222
Exploration and development		—		1,807,182
Mine and plant construction		—		1,159,334

		—		4,239,738
Less: accumulated write-down		—		(1,939,738)
option payments received		—		(700,000)

		—		1,600,000

(ii) 100% owned property:
Acquisition cost		222,900		222,900
Exploration and development		505,613		505,613

		728,513		728,513
Less: accumulated write-down		(728,512)		(728,513)
		1		—

		204,001		1,600,000

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

3 MINERAL PROPERTY INTERESTS (Continued)

(a) Eagle property

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000.

(b) Aumax property

In 2003 the Company acquired a 100% interest in 6 mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000.

The Company’s interest in the claims is subject to a debenture assigned to a related company (Note 7).

(c) Bralorne property

As at January 31, 2002 the Company held the following interests in the Bralorne property in the Lillooet Mining Division of British Columbia, Canada:

(i) Joint venture property (50% owned):

50% interest in 154 Crown granted mineral claims, 5 reverted Crown granted mineral claims, 4 located mineral claims and 2 placer leases, and the Avino-Bralorne joint venture.

Effective June 20, 2002, the Company transferred its interest in the joint venture property to Bralorne-Pioneer for a nominal amount. The Company recognized a loss of $40,097 on the disposition, and removed the following assets and liabilities from consolidation:

	$

Assets transferred:
Term deposit – hypothecated (Note 6)		33,995
Other short term assets		2,678
Bralorne property		1,600,000
Deferred charges (Note 6)		3,848

		1,640,521

Liabilities transferred:
Accounts payable		(11,003)
Debenture payable (Note 7)		(1,629,171)
		(1,640,174)

Interest on debenture paid		39,750
Loss on sale of joint venture interest		40,097

There were no other expenses or exploration and development expenditures relating to Avino’s interest in the joint venture incurred during the year ended January 31, 2003.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

3 MINERAL PROPERTY INTERESTS (Continued)

(c) Bralorne property (continued)

(ii) 100% owned property:

100% interest in 8 Crown granted mineral claims and 32 reverted Crown granted mineral claims.

As at January 31, 2003, the Company retains it interest in the 100% owned property. The property was written down to a nominal value of $1 in fiscal 2002.

The Company’s interest in the claims is subject to a debenture assigned to a related company (Note 7).

4 INVESTMENT IN MEXICAN AFFILIATE

	2003	2002
	$	$

Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”)	1	1

Avino owns 49% of the issued common shares of Cia Minera, a company incorporated in Mexico. Cia Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine. The silver mine was shut down in fiscal 2002 when operations became uneconomical.

The Company accounts for its investment in Cia Minera using the equity method (Note 2), and accordingly charged its 49% interest in the losses of Cia Minera to operations and reduction of the carrying value of its investment as follows:

Fiscal Year	$
2003	-
2002	1,086,448
2001	770,296

During fiscal 2002, Avino recorded a further charge to operations in the amount of $172,990 to write-down the carrying value of the Company’s investment to a nominal $1, given that the production operations were shut down.

5 INVESTMENTS IN RELATED COMPANIES

	2003		2002
	$		$
Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.		422,848		422,848
Levon Resources Ltd.		4,236		4,236

		427,084		427,084

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

5 INVESTMENTS IN RELATED COMPANIES (Continued)

Bralorne-Pioneer Gold Mines Ltd.

Avino’s investment in Bralorne-Pioneer consists of 1,791,392 common shares with a quoted market value of $716,557 (2002 — $250,795).

Levon Resources Ltd. (“Levon’)

Avino’s investment in Levon consists of 141,200 common shares. The investment was written down to quoted market value of $7,060 at January 31, 2001 by a charge to operations of $7,060, and quoted market value of $4,236 at January 31, 2002 by a charge to operations of $2,824 in the year. The quoted market value as at January 31, 2003 is $15,532.

Levon is a public company with common directors.

6 OTHER ASSETS

	2003		2002
	$		$
Deferred foreign exchange loss on debentures payable		—		3,848
Term deposits – hypothecated		—		33,995

		—		37,843

These assets were removed from consolidation in fiscal 2003 on the sale of the Company’s interest in the Avino-Bralorne joint venture (Note 3 (c)(i)).

7 DEBENTURES PAYABLE

As consideration for acquiring the Company’s interest in the Avino-Bralorne Joint Venture (Note 3(c)(i)), Bralorne-Pioneer assumed all of the Company’s obligations with respect to debentures payable. The Company’s liability with respect to the debentures was limited to its interest in the joint venture assets, and other mineral properties interests in British Columbia. At January 31, 2003 the Aumax claims (Note 3(b)) and the 100% owned Bralorne claims (Note 3(c)(ii)) are subject to the debenture agreements, and to the extent of its interest in the Aumax claims and its interest in the Bralorne claims, the Company is contingently liable in the event Bralorne-Pioneer should be unable to satisfy the debenture obligations.

The debentures bear interest at 7% payable annually, and matured on October 25, 2002. To date Bralorne-Pioneer has not retired the debentures.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

7 DEBENTURES PAYABLE (Continued)

The Company’s proportionate share of the carrying values of the debenture payable is as follows:

	2003		2002
	$		$
Balance, beginning of year		1,629,171		1,415,960
Foreign exchange		—		80,084
Accrued interest deferred		—		133,127

		1,629,171		1,629,171
Transfer of debenture obligation
to Bralorne-Pioneer (Note 3(c)(i))		(1,629,171)		—

Balance, end of year		—		1,629,171

8 SHARE CAPITAL

(a) Authorized: 25,000,000 common shares without par value

Issued:

	2003			2002
	Shares	Amount		Shares	Amount

		$			$
Balance, beginning of year	5,463,525		12,931,787	4,577,686		12,595,199

Shares issued for cash:
- exercise of stock options	325,000		195,000	—		—
less: consideration receivable from a Director	—		(3,000)	—		—

Shares issued for non-cash consideration:
- acquisition of mineral properties	400,000		200,000	—		—
- settlement of liabilities	—		—	885,839		336,588
Stock-based compensation to non-employees:	—		22,600
	725,000		414,600	885,839		336,588

Balance, end of Year	6,188,525		13,346,387	5,463,525		12,931,787

(b) Contributed surplus:

	2003	2002
	$	$

Equity component of debentures-

conversion options expired (Note 7)	184,967	184,967

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

8 SHARE CAPITAL (Continued)

(c) Stock options:

	Underlying	Exercise
	shares	price
Stock options outstanding, January 31, 2001	392,500	$0.60-$2.58
Expired	(42,500)	$0.60-$2.58

Stock options outstanding, January 31, 2002	350,000	$0.60
Granted	446,000	$0.58
Exercised	(325,000)	$0.60

Stock options outstanding, January 31, 2003	471,000	$0.58-$0.60

The following stock options were outstanding as at January 31, 2003:

Stock Options Outstanding	Expiry Date	Exercise Price
25,000	February 3, 2003	$0.60

446,000	October 23, 2007	$0.58

In accordance with the new CICA Handbook Section 3870 (“Section 3870”) Stock-Based Compensation and other Stock-Based Payments Avino recognizes compensation expense for the estimated fair value of stock options granted to non-employees after January 1, 2002. In the third quarter of fiscal 2003, the Company granted 50,000 stock options to non-employee consultants, having a remaining weighted average life of 5 years and exercisable at a price of $0.58 per share. The Company recorded consulting expense totaling $22,600 on account of these stock options. The stock options remain outstanding as at January 31, 2003.

As permitted by Section 3870, the Company has elected to not record compensation expense when stock options are granted to employees. In the third quarter of fiscal 2003, the Company granted 396,000 stock options to employees, having a remaining weighted average life of 5 years and exercisable at a price of $0.58 per share. Had compensation cost for the stock based employee compensation been recorded, based upon the fair value of stock options, additional compensation expense for the year ended January 31, 2003 would have been $179,000.

Section 3870 requires the following pro forma disclosure assuming this additional compensation expense:

	Year Ended
January 31, 2003

	$
Pro forma loss excluding additional compensation		186,991
Pro forma stock based compensation		179,000

Pro forma loss including additional compensation		365,991

Pro forma basic and diluted loss per share		$(0.07)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

8 SHARE CAPITAL (Continued)

(c) Stock options (continued):

The fair value of the options granted to both employees and non-employees was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.0%, dividend yield of 0%, volatility factor of 65%, and a weighted average life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma results of operations may be materially different than actual results realized.

(d) Warrants:

	Underlying	Exercise
	shares	price
Warrants outstanding, January 31, 2000	137,659	$0.59-$1.45
Expired	(79,608)	$1.39-$1.45

Warrants outstanding, January 31, 2001	58,051	$0.68
Expired	(58,051)	$0.68

Warrants outstanding, January 31, 2003 and 2002	—	—

9 INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2003	2002	2001
Statutory rate	40%	44%	45%
Income taxes recovered at the Canadian statutory rate	$66,000	$1,448,000	$503,000
Effect of lower tax rates in foreign jurisdictions	—	(67,000)	(54,000)

	66,000	1,381,000	449,000
Benefit of tax losses not recognized in year	(66,000)	(1,381,000)	(449,000)

Income tax recovery (expense) recognized in the year	$—	$—	$—

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

9 INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2003		2002
Operating loss carry forwards,	$		$
expiring 2004 – 2010		885,000		1,417,000
Canadian exploration expenses,
Canadian development expenses and foreign exploration, and development expenses in
excess of book value of mineral properties		1,454,000		895,000
Impairment of investments		1,327,000		1,460,000
Undeducted capital cost allowance		388,000		427,000

Deferred tax assets		(4,054,000)		4,199,000
Less: valuation allowance		(4,054,000)		(4,199,000)

Net deferred tax assets		—		—

10 RELATED PARTY TRANSACTIONS

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	Oniva International Services Corporation (“Oniva”) provides Avino with certain office and administrative services. Oniva is controlled by two Directors of the Company.

Avino paid or accrued the following amounts for administrative services and expenses to Oniva:

	2003		2002		2001
	$		$		$
Salaries and benefits		7,869		13,998		29,325
Office and miscellaneous		21,486		16,416		34,955

		29,355		30,414		64,280

Avino reimbursed the following to Oniva as its share of the Bralorne project joint venture costs:

	2003		2002		2001
	$		$		$
Mineral properties expenditures		—		54,027		41,194

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

10 RELATED PARTY TRANSACTIONS (Continued)

(b)	The Company paid or accrued the following amounts for consulting fees and expenses to Frobisher Securities Ltd., a private company controlled by a director:

2003	$32,581

2002	$30,822

2001	$34,074

(c)	Avino recorded reimbursements of $nil in fiscal 2003 (2002: $29,263; 2001: $22,471) from Coral Gold Corporation (“Coral”) under the terms of the option agreement, under which Coral could earn a 25% interest (50% of Avino’s 50% interest) in the Bralorne project, and the Avino-Bralorne Joint Venture. Coral abandoned its option during the year ended January 31, 2002. Coral is a public company with common directors.

(d) Due from related parties comprises the following accounts receivable:

	2003		2002
	$		$
Bralorne – Pioneer		124,780		129,922
Coral Gold Corporation		33,852		33,010
Levon Resources Ltd.		1,684		2,049

		160,316		164,981

The amounts due from related parties are non-interest bearing, non-secured and due on demand.

(e) Due to related parties comprise the following accounts payable:

	2003		2002
	$		$
Frobisher Securities Ltd.		53,004		20,422
Louis Wolfin (President)		52,500		52,500
Oniva		258,639		258,890

		364,143		331,812

The amounts due to Frobisher Securities Ltd. and Oniva are non-interest bearing, non-secured and due on demand. The amounts due to Louis Wolfin bear annual interest at 7% and are non-secured and due on demand.

In fiscal 2002, the Company settled liabilities totaling $276,347 with related parties by the issuance of 727,309 shares at a price of $0.38 per share (fiscal 2003: $nil).

All related party transactions are recorded at the value agreed upon by the Company and the related party.

11 SEGMENTED INFORMATION

Substantially all of Avino’s operations are in one industry, the exploration of precious metals. All mineral property interests held by Avino are located in Canada.

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

12 NET CHANGE IN NON-CASH CURRENT ASSETS AND LIABILITIES

	2003		2002
	$		$
Accounts receivable and prepaid expenses		(476)		1,638
Due from related parties		(477)		(33,002)
Accounts payable and accrued liabilities		(44,688)		263
Due to related parties		32,331		289,801

		(13,310)		258,700

13 SUBSEQUENT EVENT

Subsequent to the year end, the Company issued 83,000 shares for total proceeds of $48,140 on the exercise of stock options at a price of $ 0.58 per share.

14 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of Avino have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on Avino’s consolidated financial statements are summarized as follows:

	2003		2002		2001
Consolidated statements of operations	$		$		$
Loss for the year under Canadian GAAP		(186,991)		(3,290,582)		(1,118,491)
Adjustment of book value of securities to market (i)		305,005		89,750		(255,093)
Foreign exchange amortized (deferred) (ii)		—		5,859		(6,124)
Exploration and other expenses (iii)		(204,000)		723,607		(1,259)

Loss for the year under U.S. GAAP (iv)		(85,986)		(2,441,366)		(1,380,967)

Loss per share under U.S. GAAP (iv)		(0.20)		(0.50)		(0.30)

AVINO SILVER & GOLD MINES LTD.
Notes to Financial Statements
January 31, 2003, 2002 and 2001

14	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

		2003			2002
	Canadian			U.S.	Canadian		U.S.
	GAAP		GAAP		GAAP	GAAP

Consolidated balance sheets (vi)	$		$		$	$
Investments (i)	427,084			732,089	427,085		255,032

Other assets (ii)	—			—	37,843		33,995

Mineral properties interests (iii)	204,001			-	1,600,000		1,600,000

Debentures – Equity (v)	-			-	(194,702)		-

Deficit	(12,995,009)			(12,875,024)	(12,808,018)	(12,789,038)

(i) Investments

U.S. GAAP requires investments held for sale to be recorded at market. Canadian GAAP requires such investments to be recorded at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base.

(ii) Deferred foreign exchange gains and losses

Under U.S. GAAP, foreign exchange gains and losses are expensed in the period incurred. Under Canadian GAAP, foreign exchange gains and losses relating to long-term monetary items, such as the debentures payable, were deferred and amortized in the relevant years.

(iii) Mineral properties interests

U.S. GAAP requires acquisition and exploration costs to be expensed in the period occurred, whereas Canadian GAAP allows for the deferral of these costs subject to periodic assessment for impairment.

(iv) Loss per share

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S. GAAP.

(v) Convertible debentures

U.S. GAAP requires that convertible debentures be classified entirely as a liability. Canadian GAAP requires that convertible debentures be split between their debt and equity components.

(vi) Joint Venture

U.S. GAAP requires that joint ventures be accounted for using the equity method; however, the Securities and Exchange Commission permits the use of the proportionate consolidation method under IAS standards. Canadian GAAP requires that the proportionate consolidation method be used.